Wilson Sonsini Goodrich & Rosati	650 Page Mill Road
Professional Corporation	Palo Alto, CA 94304-1050
Phone: 650.493.9300
Fax: 650-493.6811
www.wsgr.com

July 14, 2009

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:    Mark P. Shuman, Esq.
            Kevin Dougherty, Esq.
            Barbara C. Jacobs, Esq.

            Re:    Socket Mobile, Inc.
                      Registration Statement on Form S-3
                      Filed June 12, 2009
                      File No. 333-159923

Ladies and Gentlemen:

On behalf of Socket Mobile, Inc. (the "Company"), we are submitting this letter to you in response to your letter of July 9, 2009, which letter set forth comments of the Staff of the Securities and Exchange Commission (the "Staff" of the "Commission") regarding the registration statement filed by the Company with the Commission on June 12, 2009 with the file number set forth above (the "Registration Statement"). This letter sets forth the Company's responses to the Staff's comments.

Upon your satisfaction with the Company's responses to the Staff's comments, the Company will file an amendment to the Registration Statement (the "Amendment") which will reflect the modifications to the Registration Statement in response to the Staff's comments, as indicated below.

For your convenience, we have numbered and restated in italics each comment to correspond to the numbering in the Staff's comment letter.

U.S. Securities and Exchange Commission
July 14, 2009

Form S-3 filed June 12, 2009
Risk Factors

"The global economic financial crisis may continue to have an impact..." page 3

1. The paragraph under this heading states in general terms that you may have difficulty maintaining compliance with your existing bank covenants in order to retain your line of credit. It appears that the recent covenant defaults and the potential risks to investors associated with non-compliance should be presented in a prominently placed, separately captioned risk factor. Such a separately captioned risk factor should alert stockholders to your recent failures to maintain the minimum liquidity based upon the "adjusted quick ratio" covenant for the months of April and May. Your risk factors should provide specific, quantitative information that relates to the uncertainties and conditions that present the risks to investors that you identify. To the extent that a materially complete discussion of recent covenant defaults and related matters would require text that is too extensive for the risk factors section, you should provide the detailed information in the body of the prospectus in a section that is cross-referenced in the separately caption risk factor.

Response: In response to the Staff's comment, the Company will include the new risk factor below in the Amendment as the second risk factor in the Registration Statement.

If we do not maintain compliance with the financial covenants in our bank line, which we are dependent upon as a source of cash for our operations, we may lose our ability to draw upon it and the bank may accelerate our obligation to repay the amounts due.

We are dependent upon our bank line under loan agreements with Silicon Valley Bank as a source of cash to fund our operations. The availability of the bank line is conditioned upon our complying with the terms of the bank line agreements, including meeting certain financial covenants. We failed to meet our financial covenants in April and May 2009. In each case, we obtained a waiver from the bank of the covenant default. Nonetheless, should we fail to comply with any bank line covenant in the future, the bank may choose not to grant a further waiver nor to continue to make available the bank line. Should the bank line become unavailable, we may not be able to find alternative sources of financing, and we may not be able to pay our liabilities and expenses when due, which could result in the suspension of some or all of our current operations. It could also adversely affect the willingness of our vendors and employees to continue to work with us.

US Securities and Exchange Commission
July 14, 2009

On July 7, 2009, we amended our loan agreements with Silicon Valley Bank in order to avoid defaults under the terms of these agreements due to our noncompliance with a covenant to maintain minimum liquidity based on an "adjusted quick ratio." The amendments provide for the waiver of our noncompliance with the adjusted quick ratio covenant for the months of April, May and June 2009, and replace this covenant with new covenants that require us, commencing June 1, 2009: (i) to maintain at all times unrestricted cash and cash equivalents at the bank of not less than $1,000,000; and (ii) achieve minimum revenue of (a) $4,068,000 for the quarter ended June 30, 2009, (b) $4,500,000 for the quarter ending September 30, 2009, and (c) $5,355,000 for the quarter ending December 31, 2009 and each quarter thereafter. Our failure to meet any of these financial covenants under the loan agreements would constitute an event of default, and upon any such event of default, the bank may, among its remedies, declare all obligations under the loan agreements immediately due and payable. As of _____________, 2009, we had $__________ outstanding under the loan agreements.

As of _______________, 2009, we had $___________ of unrestricted cash and cash equivalents at the bank. Our ability to maintain a cash balance at the required minimum level for compliance with the financial covenant is dependent on a number of factors, including our ability to (i) manage payment terms with our customers and suppliers, (ii) manage our inventory levels, (iii) achieve sufficient revenues, and (iv) manage our expenses. We can provide no assurance that we will be able to continue to meet the requirements under any of the financial covenants under the loan agreements.

Part II. Information Not Required in Prospectus

Item 17, Undertakings, page II-2

2. Please explain to us why you have included the undertaking provided by Item 512(i) of Regulation S-K.

Response: The undertaking provided by Item 512(i) of Regulation SK will be deleted from the Registration Statement.

US Securities and Exchange Commission
July 14, 2009

____________________________________________________________________________________________________________________________________________________________________

Please direct any questions or comments regarding this filing to the undersigned via facsimile at (650) 493-6811 or by telephone at (650) 320-4601.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI,
Professional Corporation

/s/ Herbert P. Fockler

Herbert P. Fockler

cc: Socket Mobile, Inc.
David W. Dunlap, Chief Financial Officer